RECEIVED

2004 SEP 22 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

04045021

Your reference File No. 82-5089
Our reference AC/eh
Date 09/20/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich completes issuance of senior debt" dated September 17, 2004
- "Zurich appoints Thomas Buess COO Life Insurance business" dated September 20, 2004
- "Zurich Financial Services Group appoints CEO for its Zurich Advice Network in the UK" dated September 20, 2004

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
SEP 24 2004
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

pp [signature]

Andres Christen

Enclosures

82138-01/2

Media Release

ZURICH
FINANCIAL SERVICES

Zurich completes issuance of senior debt

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, September 17, 2004 – Zurich Financial Services Group (Zurich) today completed the issuance of EUR 1 billion of 10-year senior debt in the Euro market. The transaction has met with a very positive investor response and was more than three times oversubscribed. The proceeds will be used for refinancing and for general corporate purposes.

The debt has been issued by Zurich Finance (USA) Inc, under Zurich Insurance Company's "Euro Medium Term Note Programme." The coupon has been set at 4.5%, which equated to a spread of 0.38% over mid-swaps and 0.497% over the reference government bond.

Patrick O'Sullivan, Group Finance Director of Zurich Financial Services, said: "We are pleased with the success of this transaction. The strong investor demand and the competitive pricing achieved confirm the regained financial standing of Zurich Financial Services."

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich appoints Thomas Buess COO Life Insurance business

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, September 20, 2004 – Zurich Financial Services Group (Zurich) today announced the appointment of Thomas Buess (47) to Chief Operating Officer (COO) of Zurich's Life Insurance business, with immediate effect. In this new function, Thomas Buess will be responsible for driving operational performance and ensuring the implementation of the segment's strategic and operational plans. He reports to Paul van de Geijn, Chief Executive Officer (CEO) Life Insurance business.

Paul van de Geijn commented, "The appointment of Thomas Buess underscores our ongoing commitment to strengthening our Life Insurance business and meeting our Group's earnings target. Thomas brings an outstanding track record to his new job, and I look forward to continue working with him."

Thomas Buess joined Zurich in 1994, as Chief Financial Officer (CFO) of Zurich Switzerland and later joined Zurich North America Corporate in Schaumburg, also as CFO. In 2002 he was appointed Group CFO of Zurich Financial Services and member of the Group Management Board (GMB). In spring of 2003, Thomas was seconded to develop strategic options for the Life Insurance business. In this capacity he has assisted Paul van de Geijn in the transformation to the current global business strategy of Zurich's Life Insurance segment.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group appoints CEO for its Zurich Advice Network in the UK

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, September 20, 2004 – Zurich Financial Services Group (Zurich) has appointed Stephen J. Leaman (57) Chief Executive Officer of Zurich Advice Network (ZAN), effective immediately. ZAN is the forerunner of the new directly authorized multi-tie retail distribution company Zurich intends to launch in the UK, to be operational in 2005. This appointment as well as the launch of the new company are subject to regulatory approval. The intention to create a new separate distribution company was announced on April 2, 2004. It is based on a new model for the Life business, which entails the separation of the manufacturing and distribution functions in the UK.

Paul van de Geijn, Chief Executive Officer of Zurich's Life Insurance segment, comments: "Stephen's appointment underpins our commitment to make the new distribution company a reality. I am delighted that he will be leading the way in our ambition to make this new business the preeminent distribution company in the UK after its planned launch in 2005."

Stephen J. Leaman is joining Zurich from an independent management services company, where he was President and Chief Executive Officer. Between 1997 and 2003, Stephen Leaman held several management positions within the Zurich Group in the United States, where his last position was as Executive Vice President, Farmers Property & Casualty operations.

Stephen J. Leaman holds a board membership position in a Research & Development start up company in the US and was also CEO of American

ZURICH
FINANCIAL SERVICES

Business Insurance (ABI), a large US national broker headquartered in San Francisco. He has a Bachelor of Science degree in Naval Engineering from the United States Naval Academy of Annapolis, Maryland, as well as executive development certificates from Harvard, Kellogg and Michigan business schools.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN